      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1997


                                                           REGISTRATION NO. 333-



                                        SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D. C. 20549
                       ------------------------

                                                     FORM S-6
                       ------------------------

                                     FOR REGISTRATION UNDER THE SECURITIES ACT
                                     OF 1933 OF SECURITIES OF UNIT INVESTMENT
                                         TRUSTS REGISTERED ON FORM N-8B-2
                       ------------------------



A. EXACT NAME OF TRUST:


                                               CORPORATE INCOME FUND
                                            TRUST PREFERRED SECURITIES
                                                DEFINED ASSET FUNDS
                                             (A UNIT INVESTMENT TRUST)



B. NAMES OF DEPOSITORS:



                                MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                                 SMITH BARNEY INC.
                                             PAINEWEBBER INCORPORATED
                                        PRUDENTIAL SECURITIES INCORPORATED
                                             DEAN WITTER REYNOLDS INC.




C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:




   MERRILL LYNCH, PIERCE, FENNER & SMITH                 SMITH BARNEY INC.               PAINEWEBBER INCORPORATED
                INCORPORATED                           388 GREENWICH STREET             1285 AVENUE OF THE AMERICAS
            DEFINED ASSET FUNDS                             23RD FLOOR                     NEW YORK, N.Y. 10019
               P.O. BOX 9051                           NEW YORK, N.Y. 10013
         PRINCETON, N.J. 08543-9051




     PRUDENTIAL SECURITIES INCORPORATED                                                  DEAN WITTER REYNOLDS INC.
             ONE NEW YORK PLAZA                                                           TWO WORLD TRADE CENTER
            NEW YORK, N.Y. 10292                                                                59TH FLOOR
                                                                                           NEW YORK, N.Y. 10048




D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:




            TERESA KONCICK, ESQ.                        DOUGLAS LOWE, ESQ.                  LEE B. SPENCER, JR.
               P.O. BOX 9051                       130 LIBERTY STREET-29TH FLOOR            ONE NEW YORK PLAZA
         PRINCETON, N.J. 08543-9051                    NEW YORK, N.Y. 10006                NEW YORK, N.Y. 10292




                                                                                                COPIES TO:
             LAURIE A. HESSLEIN                          ROBERT E. HOLLEY              PIERRE DE SAINT PHALLE, ESQ.
            388 GREENWICH STREET                         1200 HARBOR BLVD.                 450 LEXINGTON AVENUE
            NEW YORK, N.Y. 10013                       WEEHAWKEN, N.J. 07087               NEW YORK, N.Y. 10017




E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:



                    An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.



F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:



                                                            Indefinite


G. AMOUNT OF FILING FEE: NOT APPLICABLE





H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:


                  As soon as practicable after the effective date of the registration statement.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS
EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH
DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------------------------------------------


Defined Asset FundsSM




CORPORATE                              % ESTIMATED CURRENT RETURN shows the estimated annual cash to be received
INCOME FUND                            from interest-bearing securities in the Portfolio (net of estimated
TRUST PREFERRED                        annual expenses) divided by the Public Offering Price (including the
SECURITIES                             maximum sales charge).
(A UNIT INVESTMENT
TRUST)                                 % ESTIMATED LONG TERM RETURN is a measure of the estimated return over the estimated life of the Fund. This represents an average of the yields to maturity (or in certain cases, to an earlier call date) of the
-----------------------------------    individual securities in the Portfolio, adjusted to reflect the maximum
/ / DESIGNED FOR HIGH                  sales charge and estimated expenses. The average yield for the Portfolio
CURRENT INCOME                         is derived by weighting each security's yield by its market value and the
/ / DEFINED PORTFOLIO OF               time remaining to the call or maturity date, depending on how the bond is
TRUST PREFERRED STOCK                  priced. Unlike Estimated Current Return, Estimated Long Term Return takes
/ / MONTHLY INCOME                     into account maturities, discounts and premiums of the underlying
/ / INVESTMENT GRADE                   securities.
/ / FOREIGN HOLDERS TAX EXEMPT
                                       No return estimate can be predictive of your actual return because returns will vary with purchase price (including sales charges), how long
%                                      units are held, changes in Portfolio composition, changes in interest
ESTIMATED CURRENT RETURN               income and changes in fees and expenses. Therefore, Estimated Current
                                       Return and Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more comparable to
%                                      an individual security may be higher or lower than Estimated Current
ESTIMATED LONG TERM RETURN             Return or Estimated Long Term Return which are more comparable to return calculations used by other investment products.


AS OF , 1997











                                       ------------------------------------------------------------------
                                       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
                                       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
                                       NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                                       ACCURACY OR ADE-
                                       QUACY OF THIS DOCUMENT. ANY REPRESENTATION TO
SPONSORS:                              THE CONTRARY IS A CRIMINAL OFFENSE.

Merrill Lynch,                         Inquiries should be directed to the Trustee at 1-800-221-7771.
Pierce, Fenner & Smith Incorporated    Prospectus dated , 1997.
Smith Barney Inc.
Prudential Securities Incorporated     INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE
Dean Witter Reynolds Inc.              REFERENCE.
PaineWebber Incorporated


Defined Asset FundsSM


Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into "units" representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined "distinctives". You know in advance what you are investing in and that changes in the portfolio are limited -- a defined portfolio. Most defined bond funds pay interest monthly -- defined income. The portfolio offers a convenient and simple way to invest -- simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

 -   Municipal bond portfolios
 -   Corporate bond portfolios
 -   Government bond portfolios
 -   Equity portfolios
 -   International bond and equity portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with "laddered maturities" to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.

--------------------------------------------------------------------------
Trust Preferred Securities
--------------------------------------------------------------------------

Our defined portfolio of long term trust preferred securities offers you a simple and convenient way to current monthly income. And by purchasing Defined Asset Funds, you not only receive professional selection but also gain the advantage of reduced risk by investing in securities of several different issuers.

INVESTMENT OBJECTIVE

To provide high current income through investment in a fixed portfolio consisting primarily of long-term Trust Preferred Securities.

DIVERSIFICATION

The Portfolio is diversified among issues of Trust Preferred Securities issued by subsidiaries of bank holding companies. Spreading your investment among different issuers reduces your risk, but does not eliminate it. Because of deposits of additional securities during the initial offering period of the Fund and maturities, sales or other dispositions of securities, the size, composition and return of the Portfolio will change over time.

The Portfolio is diversified among issues of Trust Preferred Securities issued by subsidiaries of bank holding companies. Spreading your investment among different issuers reduces your risk, but does not eliminate it. Because of deposits of additional securities during the initial offering period of the Fund and maturities, sales or other dispositions of securities, the size, composition and return of the Portfolio will change over time.

--------------------------------------------------------------------------
Defining Your Portfolio
--------------------------------------------------------------------------

PROFESSIONAL SELECTION AND SUPERVISION

The Portfolio contains securities selected by experienced buyers. The Fund is not actively managed; however, it is regularly reviewed and a bond can be sold if retaining it is considered detrimental to investors' interests.

TYPES OF BONDS

The Portfolio consists of $ face amount of Trust Preferred Securities ("TPS"). TPS are taxable interest bearing corporate securities with fixed maturities (usually 30 years) that have both debt and equity features. (See Portfolio
Section in Part B.)

CALL FEATURES

It is possible that during periods of falling interest rates, a security with a coupon higher than current market rates will be prepaid or "called", at the option of the issuer, before its expected maturity. When securities are initially callable, the price is usually at a premium to par which then declines to par over time. Securities may also be subject to a mandatory sinking fund or have extraordinary redemption provisions. For example, if the security's proceeds are not able to be used as intended the security may be redeemed. This redemption and the sinking fund are often at par.

CALL PROTECTION

Although many securities are subject to optional refunding or call provisions, we have selected securities with call protection. This call protection means that any security in the Portfolio generally cannot be called for a number of years and thereafter at a declining premium over par.

TAX INFORMATION

In the opinion of special counsel to the Sponsors, you will be considered to have received the interest and accrued the original issue discount, if any, on your pro rata portion of each Trust Preferred Security and U.S. Treasury Security when that interest is received or original issue discount is accrued by the Fund. This interest is subject to U.S.

Federal income taxes for U.S. investors but exempt from U.S. Federal income taxes, including withholding taxes, for many foreign investors. In addition, the Sponsors believe that interest on the U.S. Treasury Securities is exempt from state and local personal income taxes. (See Taxes in Part B.)

--------------------------------------------------------------------------
Defining Your Investment
--------------------------------------------------------------------------

PUBLIC OFFERING PRICE PER UNIT $

The Public Offering Price as of , 1997, the business day prior to the Initial Date of Deposit, is based on the aggregate offer side value of the underlying securities in the Fund ($ ), plus cash ($ ), divided by the number of units ( ). The Public Offering Price on any subsequent date will vary. An amount equal to net accrued but undistributed interest on the unit is added to the Public Offering Price. The underlying securities are evaluated by an independent evaluator at 3:30 p.m. Eastern time.

LOW MINIMUM INVESTMENT

You can get started with a minimum purchase of about $1,000.

UNIT PAR VALUE

The par value of your unit--the amount of money you will receive by termination of the Fund, assuming all the securities are paid at maturity or are redeemed by the issuer at par or sold by the Fund at par to meet redemptions--is $1,000.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into a separate portfolio of corporate bonds. Reinvesting helps to compound your income.

DISTRIBUTIONS

Principal from sales, redemptions and maturities of securities in the Fund other than the U.S. Treasury Securities will be distributed to investors periodically when the amount to be distributed is more than $5.00 per unit. Interest income received on the short-term U.S. Treasury Securities will be distributed at the end of each of the first three years of the Fund.

TERMINATION DATE

The Fund will generally terminate following the maturity date of the last maturing security listed in the Portfolio. The Fund may be terminated earlier if the value is less than 40% of the face amount of securities deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss associated with the Fund will include the receipt of applicable sales charges, any fees for underwriting or placing bonds, fluctuations in the Public Offering Price or secondary market price of units, a gain of $ on the initial deposit of the bonds and a gain or loss on subsequent deposits of additional bonds (see Underwriters' and Sponsors' Profits in Part
B).

UNDERWRITING ACCOUNT

of the Sponsors have participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which approximately % of the bonds in the Portfolio were acquired.



MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
P.O. Box 9051,
Princeton, NJ 08543-9051                           %

SMITH BARNEY INC.
388 Greenwich Street--23rd Floor,
New York, NY 10013                                 %

PRUDENTIAL SECURITIES INCORPORATED
One New York Plaza
New York, NY 10292                                 %

DEAN WITTER REYNOLDS INC.
Two World Trade Center--59th Floor,
New York, NY 10048                                 %

PAINEWEBBER INCORPORATED
1285 Avenue of the Americas,
New York, NY 10019                                 %
                                        ------------

                                             100.00%
                                        ------------



--------------------------------------------------------------------------
Defining Your Risks
--------------------------------------------------------------------------

RISK FACTORS

From an investor's point of view, the TPS is designed to create the same business risk as if the investor had bought unsecured junior subordinated debt of the parent bank holding company with the same terms. The Trust's ability to pay distributions on its TPS is solely dependent on the parent bank holding company's ability to fulfill its obligations to the Trust with respect to the payment of interest on junior subordinated debentures of the bank holding company. These junior subordinated debentures are the Trust's sole asset. The TPS and the junior subordinated debentures rank senior to the bank holding company's common and preferred stock and junior to the parent company's senior debt, subordinated debt and other indebtedness.

Investors have no right to accelerate the TPS or the junior subordinated debentures for non-payment.

The parent bank holding company may cause a deferral of cash distributions at any time during the life of the TPS. The parent company may cause more than one deferral but no deferral may last longer than 10 consecutive semi-annual periods. During any deferral period, the parent company may not pay dividends on its common stock or preferred stock and may not make certain other payments. During any deferral period, investors will be taxed as if the Fund had received current income.

If certain special events occur, the TPS may be redeemed early for cash at par. Alternatively, the parent company may choose to distribute junior subordinated debentures of the parent company. These special events involve changes in the tax treatment of the TPS and certain other legal changes.

Unit price fluctuates and could be adversely affected by increasing interest rates as well as the financial condition of the issuers of the bonds. Because of the possible maturity, sale or other disposition of securities, the size, composition and return of the portfolio may change at any time. Because of the sales charges, returns of principal and fluctuations in unit price, among other reasons, the sale price will generally be less than the cost of your units. Unit prices could also be adversely affected if a limited trading market exists in any security to be sold. There is no guarantee that the Fund will achieve its investment objective.

--------------------------------------------------------------------------
Defining Your Costs
--------------------------------------------------------------------------

SALES CHARGES

The Fund does not have an up-front sales charge in the initial offering period until after the deduction of the first deferred sales charge from holders of record on 10, 1997. In the first three years of owning your units you will pay a contingent deferred sales charge of $15 per unit each year, a total of $45.00 ($3.75 payable quarterly August, November, February and May.) This deferred sales charge will be paid from principal proceeds from the periodic sale or maturity of the short-term U.S. Treasury Securities in the Portfolio.

Units purchased in the secondary market will be charged an up-front sales charge equal to 0.375% per unit based on the Public Offering Price (less the value of the short-term securities reserved to pay the deferred sales charge not yet accrued) multiplied by the number of deferred sales charge payments already deducted. For example, units purchased in March 1998 would be charged an up-front sales charge equal to 0.75% per unit and a deferred sales charge of $37.50. (See How to Buy Units in Part B.)

Units purchased in the secondary market will be charged an up-front sales charge equal to 0.375% per unit based on the Public Offering Price (less the value of the short-term securities reserved to pay the deferred sales charge not yet accrued) multiplied by the number of deferred sales charge payments already deducted. For example, units purchased in March 1998 would be charged an up-front sales charge equal to 0.75% per unit and a deferred sales charge of $37.50. (See How to Buy Units in Part B.)

Although the Fund is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.


                  As a %
                of Initial
                 Offering
               Period Public   Amount
                 Offering    Per $1,000
                   Price      Invested
               ------------- -----------



Maximum Sales      4.50%       $45.00
Charges




The Fund (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES


                             As a%
                          of Average
                          Net Assets*   Per Unit
                         ------------- ----------


Trustee's Fee                       %      $

Portfolio Supervision,
 Bookkeeping and
 Administrative Fees                %      $

Organizational Expenses             %      $

Evaluator's Fee                     %      $

Other Operating Expenses            %      $
                         ------------  ----------

TOTAL                               %      $




---------
*Based on the mean of the bid and offer side evaluations.
                                      A-4

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:



1 Year   3 Years   5 Years   10 Years



  $         $         $          $




No redemption at the end of the periods:



1 Year   3 Years   5 Years   10 Years



  $         $         $          $




The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT

You may redeem or sell your units at any time. Your price is generally based on the offer side evaluation of the securities during the initial public offering period and for at least the first four months of the Fund and on the lower, bid side evaluation thereafter, as determined by an independent evaluator, plus principal cash, if any, as well as accrued interest. The redemption and Sponsors' repurchase price as of , 1997 was $45.00 less than the Public Offering Price, reflecting the deduction of the deferred sales charge, which declines by $3.75 quarterly in the first three years of the Fund. If you redeem or sell your units before the end of the third year of the Fund, you will pay the remaining balance of the deferred sales charge. (See How to Buy Units in Part B.)

--------------------------------------------------------------------------
Defining Your Income
--------------------------------------------------------------------------

MONTHLY INTEREST INCOME

The Fund pays monthly income, even though the bonds generally pay interest semi-annually.

WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):


First Distribution per unit
( 25, 1997):                      $

Regular Monthly Income per unit
(Beginning on 25, 1997):          $

Annual Income per unit:           $



These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.

Estimated cash flows are available upon request from the Sponsors.
                                      A-5

--------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------

Corporate Income Fund
Trust Preferred Securities
, 1997













                    RATINGS OF
                    ISSUES (1)
                 -----------------

                                             OPTIONAL         SINKING
                 STANDARD                    REFUNDING         FUND               COST
PORTFOLIO TITLE  & POOR'S  MOODY'S FITCH  REDEMPTIONS (2) REDEMPTIONS (2)     TO FUND (3)
---------------- --------- ------- ------ --------------- ----------------    ------------


                                                                            $


























                                                                              ------------
                                                                              $
                                                                              ------------



---------
(1) These ratings have been furnished by the Evaluator but not confirmed by Standard & Poor's or, Moody's. NR indicates that no rating has been assigned. (See Appendix A to Part B.)
(2) Securities are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, securities are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the securities by the Evaluator is made on the basis of current offer side evaluation. On this basis, % of the securities were deposited at a premium and % at a discount from par. On the business day prior to the Initial Date of Deposit, the bid side evaluation was % lower than the offer side evaluation.
(4) It is anticipated that principal received upon the sale or maturity of these securities will be applied to the payment of the investors' deferred sales charge; the interest income will be distributed at the end of each year. These amounts have not been included in the calculation of the Fund's Estimated Current or Long Term Returns.

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Corporate Income Fund, Trust Preferred Securities , Defined Asset Funds (the "Fund"):


We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Fund as of , 1997. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of , 1997 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
, 1997


                      STATEMENT OF CONDITION AS OF , 1997


  TRUST PROPERTY
  Investments--Bonds and Contracts to purchase Securities(1)                               $
  Cash
  Accrued interest to initial date of deposit on underlying Securities
  Organizational Costs(2)
                                                                                            -------
                                                                                           $
       Total                                                                                -------
                                                                                            -------

  LIABILITIES AND INTEREST OF HOLDERS
  Liabilities: Advance by the Trustee for accrued interest(3)                              $
    Accrued Liability(2)
                                                                                            -------
    Subtotal
                                                                                            -------
  Interest of Holders of Units of fractional undivided interest outstanding:
    Cost to investors(4)(5)                                                                $
       Total                                                                                -------
                                                                                           $
                                                                                            -------
                                                                                            -------





---------
 (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio is based on the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the securities are collateralized by an irrevocable letter of credit which has been issued by , New York , in the amount of $ and deposited with the Trustee. The amount of the letter of credit includes $ for the purchase of $ face amount of the securities, plus $ for accrued interest.

 (2) This represents a portion of the Fund's organizational costs, which will be deferred and amortized over five years. Organizational costs have been estimated based on projected Fund size of units. To the extent the Fund is larger or smaller, the amount paid may vary.
 (3) Representing a special distribution by the Trustee to the Sponsors of an amount equal to the accrued interest on the bonds as of the Initial Date of Deposit.

 (4) Mandatory distributions of $3.75 per Unit are payable quarterly August, November, February and May, up to an aggregate of $45.00 per unit over a three-year period. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligations of the investors to the Sponsors will be satisfied. If units are redeemed prior to approximately the end of the third year of the Fund, the remaining portion of the distribution applicable to those units will be transferred to that account on the redemption date.
 (5) Aggregate public offering price (exclusive of interest computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.
                                      A-7

                 (This page has been left blank intentionally.)

                             CORPORATE INCOME FUND
                              DEFINED ASSET FUNDS


             I want to learn more about automatic reinvestment in the Investment Accumulation Program. Please send me information about participation in the Corporate Fund Accumulation Program, Inc. and a current Prospectus.


             My name (please print)

             My address (please print):
             Street and Apt. No.


             City, State, Zip Code





             This page is a self-mailer. Please complete the information above, cut along the dotted line, fold along the lines on the reverse side, tape, and mail with the Trustee's address displayed on the outside.






             1 2 3 4 5 6 7 8

                                   NO POSTAGE
                                   NECESSARY
                                   IF MAILED
                                     IN THE
                                 UNITED STATES
                              BUSINESS REPLY MAIL
                    FIRST CLASS PERMIT NO. 1313 NEW YORK, NY
POSTAGE WILL BE PAID BY ADDRESSEE
THE BANK OF NEW YORK
P.O. BOX 974
WALL STREET STATION
NEW YORK, NY 10268-0974
(Fold along this line.)
(Fold along this line.)

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                             CORPORATE INCOME FUND
                           TRUST PREFERRED SECURITIES

   THIS PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED OR
                              PRECEDED BY PART A.
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE, AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.





                                      Index


                                        PAGE                                       PAGE
                                        ----                                       -----


Fund Description. . . . . . . . . . .      1   Trust Indenture. . . . . . . . .       11

Risk Factors. . . . . . . . . . . . .      2   Miscellaneous. . . . . . . . . .       12

How to Buy Units. . . . . . . . . . .      5   Exchange Option. . . . . . . . .       14

How to Redeem or Sell Units. . . . .       6   Supplemental Information. . . . .      14

Income, Distributions and Reinvestment     7   Appendix A--Description of Ratings    a-1

Fund Expenses. . . . . . . . . . . .       8   Appendix B--Secondary Market Sales
                                               Chart Schedule. . . . . . . . . .

Taxes. . . . . . . . . . . . . . . .       8                                         b-1

Records & Reports. . . . . . . . . .      11



FUND DESCRIPTION

PORTFOLIO SELECTION

  Professional buyers and research analysts for Defined Asset Funds, with access to extensive research, selected the Securities for the Portfolio after considering the Fund's investment objective as well as the quality of the Securities (all Securities in the Portfolio are initially rated in the category BBB or better by at least one nationally recognized rating organization or have comparable credit characteristics), the yield and price of the Securities compared to similar securities, the maturities of the Securities and the diversification of the Portfolio. Only issues meeting these stringent criteria of the Defined Asset Funds team of dedicated research analysts are included in the Portfolio. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield. A summary of the Securities in the Portfolio appears in Part A of the Prospectus. The word Security should be understood generally to include any short term U.S. Treasury Securities in the Portfolio.

  Trust Preferred Securities. The Fund acquired the TPS of various issuing trusts that have been created by bank holding companies. The sole asset of each trust is a junior subordinated debenture of the bank holding company with terms identical to the TPS. The issuing trust pays cash distributions on the TPS out of funds received from interest payments on the junior subordinated debentures held by the trust.

  Both the TPS and the junior subordinated debentures generally have 30-year fixed maturities and make cash payments semi-annually. The parent bank holding company may cause a deferral of cash distributions at any time during the life of the TPS. The parent company may cause more than one deferral but no deferral may last longer than 10 consecutive semi-annual periods. During any deferral period, the parent company may not pay dividends on its common stock or preferred stock and may not make certain other payments. Investors do not have the right to accelerate payment on the TPS or the junior subordinated debentures in the event of non-payment. The TPS and the junior subordinated debentures rank senior to the bank holding company's common and preferred stock and junior to the parent company's senior debt, subordinated debt and other indebtedness.

  Holders of TPS generally receive higher taxable distributions than on comparable junior subordinated debt issued directly by the bank holding company. Bank holding companies issued TPS because of tax and regulatory advantages. The parent companies may deduct interest on the underlying junior subordinated debentures.
                                       1

At the same time, the Federal Reserve Board treats the TPS as if they were a form of equity and the rating agencies give, to a certain extent, equity credit for the TPS.

  The deposit of the Securities in the Fund on the initial date of deposit established a proportionate relationship among the face amounts of the Securities. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the face amounts of the Securities at the end of the initial 90-day period.

  Yields on securities depend on many factors including general conditions of the securities markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among securities with similar maturities, coupons and ratings. Ratings represent opinions of the rating organizations as to the quality of the securities rated, based on the credit of the issuer or any guarantor, insurer or other credit provider, but these ratings are only general standards of quality (see Appendix A).

  After the initial date of deposit, the ratings of some Securities may be reduced or withdrawn, or the credit characteristics of the Securities may no longer be comparable to securities rated A or better. Securities rated BBB or Baa (the lowest investment grade rating) or lower may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade securities. Securities rated below investment grade or unrated securities with similar credit characteristics are often subject to greater market fluctuations and risk of loss of principal and income than higher grade securities and their value may decline precipitously in response to rising interest rates.

  Because each Defined Asset Fund is a preselected portfolio, you know the securities, maturities, call dates and ratings before you invest. Of course, the Portfolio will change somewhat over time, as additional Securities are deposited in order to create new Units, Securities mature, are redeemed or are sold to meet Unit redemptions or in other limited circumstances. Because the Portfolio is not actively managed and principal is returned as the Securities are disposed of, this principal should be relatively unaffected by changes in interest rates.

PORTFOLIO SUPERVISION

  The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Fund may retain Securities despite adverse financial developments. Experienced financial analysts regularly review the Portfolio and a Security may be sold in certain circumstances including the occurrence of a default in payment or other default on the Security, institution of certain legal proceedings, if the Security becomes inconsistent with the Fund's investment objectives, a decline in the price of the Security or the occurrence of other market or credit factors that, in the opinion of Defined Asset Funds research analysts, makes retention of the Security detrimental to the interests of investors. The Trustee must generally reject any offer by an issuer of a Security to exchange another security pursuant to a refunding or refinancing plan.

  The Sponsors and the Trustee are not liable for any default or defect in a Security. If a contract to purchase any Security fails within the 90 day period following the initial date of deposit, the Sponsors may generally deposit a replacement security so long as it is a Trust Preferred Security, is not a "when, as and if issued" Security, has a fixed maturity or disposition date substantially similar to the failed Security and is rated BBB or better by at least one nationally recognized rating organization or has comparable credit characteristics. A replacement Security must be deposited within 110 days after the initial date of deposit, at a cost that does not exceed the funds reserved for purchasing the failed Security and at a yield to maturity and current return substantially equivalent (considering then current market conditions and relative creditworthiness) to those of the failed Security, as of the date the failed contract was deposited.

RISK FACTORS

  An investment in the Fund entails certain risks, including the risk that the value of your investment will decline with increases in interest rates. Generally speaking, securities with longer maturities will fluctuate in value more than securities with shorter maturities. In recent years there have been wide fluctuations in interest
                                       2
rates and in the value of fixed-rate securities generally. The Sponsors cannot predict the direction or scope of any future fluctuations.

  The fund is concentrated in securities issued by bank holding companies and is therefore dependent on the ability of the bank holding companies whose securities are in the fund to repay their obligations.

  From an investor's point of view, the TPS is designed to create the same business risk as if the investor had brought unsecured junior subordinated debt of the parent company with the same terms. Each trust's ability to pay distributions on its TPS is solely dependent on the parent bank holding company fulfilling its obligations to a trust with respect to the payment of interest on junior subordinated debentures of the bank holding company that are the trust's sole asset. The TPS and the junior subordinated debentures rank senior to the bank holding company's common and preferred stock and junior on the parent company's senior debt, subordinated debt and other indebtedness. Investors have no right to accelerate the TPS or the junior subordinated debentures for non-payment.

  The parent bank holding company may cause a deferral of cash distributions at any time during the life of the TPS. The parent company may cause more than one deferral but no deferral may last longer than 10 consecutive semi-annual periods. During any deferral period, the parent company may not pay dividends on its common stock or preferred stock and may not make certain other payments. During any deferral period, investors will be taxed as if the Fund had received current income. A holder that disposes of TPS during a period of deferred payments may not receive the same return on its investment as a holder that continues to hold TPS. There is no guarantee that payments will not be deferred although each parent bank holding company, at the time of issuance, expressed its belief that the likelihood of exercising the right to defer was remote.

  The TPS are subject to redemption at the option of the parent bank holding company after 10 years and thereafter at a declining premium over par. In addition, if the favorable tax or regulatory treatment of the TPS were to change, the parent bank holding company generally may redeem the TPS at par at anytime or exchange the TPS for the junior subordinated debentures. There is no guarantee that the TPS will not be redeemed prior to maturity.

  Current legislative proposals, if enacted, would affect the tax treatment of TPS by, for example, no longer permitting parent bank holding companies to deduct the interest payments on the junior subordinated debentures which provide the cash for distributions on the TPS. TPS issued before this legislative change are expected to be "grandfathered" so that parent bank holding companies could continue to deduct the interest paid on the junior subordinated debentures.

  If the favorable tax treatment of the TPS were to change, the TPS may be redeemed for cash which may be a taxable event. Alternatively, the TPS may be exchanged for the junior subordinated debentures.

  Certain of the Securities may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the Fund. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

  Certain Securities deposited into the Fund may have been acquired on a when-issued or delayed delivery basis. The purchase price for these Securities is determined prior to their delivery to the Fund and a gain or loss may result from fluctuations in the value of the Securities.

  The Fund is concentrated in Securities issued by bank holding companies. Some information about bank holding companies follows. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

BANKS AND OTHER FINANCIAL INSTITUTIONS

  The profitability of a bank holding company is dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of bank holding companies is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation.

LITIGATION AND LEGISLATION

  The Sponsors do not know of any pending litigation as of the date of this Prospectus which might reasonably be expected to have a material adverse effect upon the Fund. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Fund.

PAYMENT OF THE SECURITIES AND LIFE OF THE FUND

  The size and composition of the Portfolio will change over time. Certain of the Securities are subject to redemption prior to their stated maturity dates pursuant to optional refunding or sinking fund redemption provisions or otherwise. In general, optional refunding redemption provisions are more likely to be exercised when the value of a Security is at a premium over par than when it is at a discount from par. Some Securities may be subject to sinking fund and extraordinary redemption provisions which may commence early in the life of the Fund. Additionally, the size and composition of the Fund will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units and whether or not the Sponsors are able to sell the Units acquired by them in the secondary market. As a result, Units offered in the secondary market may not represent the same face amount of Securities as on the initial date of deposit. Factors that the Sponsors will consider in determining whether or not to sell Units acquired in the secondary market include the diversity of the Portfolio, the size of the Fund relative to its original size, the ratio of Fund expenses to income, the Fund's current and long-term returns, the degree to which Units may be selling at a premium over par and the cost of maintaining a current prospectus for the Fund. These factors may also lead the Sponsors to seek to terminate the Fund earlier than its mandatory termination date.

FUND TERMINATION

  The Fund will be terminated upon the disposition of the last Security or earlier upon the consent of investors holding 51% of the Units. The Fund may also be terminated earlier by the Sponsors once the total assets of the Fund have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Fund early will be based on factors similar to those considered by the Sponsors in determining whether to continue the sale of Units in the secondary market.

  Notice of impending termination will be provided to investors and thereafter Units will no longer be redeemable. On or shortly before termination, the Fund will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

LIQUIDITY

  Up to 40% of the value of the Portfolio may consist of Securities acquired in private placements or otherwise that may constitute restricted securities that cannot be sold publicly by the Trustee without registration under the Securities Act of 1933, as amended. The Sponsors nevertheless believe that, should a sale of these Securities be necessary in order to meet redemption of Units, the Trustee should be able to consummate a sale with institutional investors.

  The principal trading market for the Securities will generally be in the over-the-counter market and the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in them. There can be no assurance that a liquid trading market will exist for any of the Securities, especially
                                       4
since the Fund may be restricted under the Investment Company Act of 1940 from selling Securities to any Sponsor. The value of the Portfolio will be adversely affected if trading markets for the Securities are limited or absent.

HOW TO BUY UNITS

  Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price plus accrued interest on the Units. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

  Net accrued interest and principal cash, if any, are added to the Public Offering Price, the Sponsors' Repurchase Price and the Redemption Price per Unit. This represents the interest accrued on the Securities, net of Fund expenses, from the initial date of deposit to, but not including, the settlement date for Units (less any prior distributions of interest income to investors). Securities deposited also carry accrued but unpaid interest up to the initial date of deposit. To avoid having investors pay this additional accrued interest (which earns no return) when they purchase Units, the Trustee advances and distributes this amount to the Sponsors; it recovers this advance from interest received on the Securities. Because of varying interest payment dates on the Securities, accrued interest at any time will exceed the interest actually received by the Fund.

  Because accrued interest on the Securities is not received by the Fund at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received by the Fund. To eliminate fluctuations in the Monthly Income Distribution, a portion of the Public Offering Price may consist of cash in an amount necessary for the Trustee to provide approximately equal distributions. Upon the sale or redemption of Units, investors will receive their proportionate share of this cash. In addition, if a Security is sold, redeemed or otherwise disposed of, the Fund will periodically distribute to investors the portion of this cash that is attributable to the Security.

  The regular Monthly Income Distribution is stated in Part A of the Prospectus and will change as the composition of the Portfolio changes over time.

  During the initial offering period and for at least the first four months of the Fund, the Public Offering Price (and the Initial Repurchase Price) is based on the higher, offer side evaluation of the Securities at the next Evaluation Time after the order is received. In the secondary market (after the initial offering period), the Public Offering Price (and the Sponsors' Repurchase Price and the Redemption Price) is based on the lower, bid side evaluation of the Securities.

  The Fund does not have an up-front sales charge in the initial offering period until after the deduction of the first quarterly Deferred Sales Charge installment which will commence on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. Units purchased after the deduction of the first Deferred Sales Charge installment will be charged the up-front per Unit sales charge indicated in Part A of this Prospectus based on the Public Offering Price (less the value of the short-term U.S. Treasury Securities reserved to pay the deferred sales charge not yet accrued), multiplied by the number of Deferred Sales Charge installments already deducted. Units purchased after the deduction of the final Deferred Sales Charge installment will be subject only to an up-front sales charge as set forth in Appendix B.

  In the initial offering period the concession to dealers will be equal to: the Public Offering Price less $30.00 per Unit.

EVALUATIONS

  Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Security evaluations are based on closing sales prices (unless the Evaluator deems these prices inappropriate). If closing sales prices are not available, the evaluation is generally determined on the basis of current bid or offer
                                       5
prices for the Securities or comparable securities or by appraisal or by any combination of these methods. In the past, the bid prices of publicly offered issues have been lower than the offer prices by as much as 11/2% or more of face amount in the case of inactively traded issues and as little as 1/4 of 1% in the case of actively traded issues, but the difference between the offer and bid prices has averaged between 1/2 of 1% and 1% of face amount. Neither the Sponsors, the Trustee or the Evaluator will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Fund.

CERTIFICATES

  Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Sell Units--Trustee's Redemption of Units). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO REDEEM OR SELL UNITS

  You can redeem your Units at any time for a price based on net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at the same price. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS WITH THE TRUSTEE

  You can always redeem your Units directly with the Trustee for net asset value. This can be done by sending the Trustee a redemption request together with any Unit certificates you hold, which must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

  Within seven days after the Trustee's receipt of your request containing the necessary documents, a check will be mailed to you in an amount based on the net asset value of your Units. If you redeem or sell your Units before the final deferred sales charge installment date the remaining deferred sales charges will be deducted from the net asset value. Because of sales charges, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, net accrued interest, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and any remaining deferred sales charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. Securities are evaluated on the offer side during the initial offering period and for at least the first four months of the Fund (even in the secondary market) and on the bid side thereafter.

  As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

  If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the face amounts of each Security in the Portfolio.

  [The Trustee is authorized, on a redemption request for Units with a value exceeding $250,000 by any investor who acquired 25% or more of the outstanding Units of a Trust, to pay part or all of the redemption "in kind" (by the distribution of Securities and cash with an aggregate value equal to the applicable Redemption Price of the Units tendered for redemption). The Trustee will attempt to make a pro rata distribution of
                                       6

Securities in the Portfolio, but reserves the right to distribute solely one or more Securities. This distribution will be made to the distribution agent and either held for the account of the investor or disposed of in accordance with the instructions of the investor. Any transaction costs as well as transfer and ongoing custodial fees on sales of the Securities distributed in kind will be borne by the redeeming investor.]

  Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closing), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' MARKET FOR UNITS

  The Sponsors, while not obligated to do so, will buy back Units at new asset value without any sales charge as long as they are maintaining a secondary market for Units. Because of sales charges, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsor may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

  The Sponsors may discontinue this market without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at anytime, as described above.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME

  Some of the Securities may have been purchased on a when-issued basis or may have a delayed delivery. Since interest on these Securities does not begin to accrue until the date of their delivery to the Fund, in order to provide income to investors for this non-accrual period, the Trustee will advance Funds to the Fund in an amount equal to the amount of interest that would have accrued on these Securities between the date of settlement for the Units and the dates of delivery of the Securities. If a when-issued Security is not delivered until later than expected and the amount of the Trustee's annual fee and expenses is insufficient to cover the additional accrued interest, the Sponsors will treat the contracts as failed Securities.

  Interest received is credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund.

DISTRIBUTIONS

  Each Unit receives an equal share of monthly distributions of interest income net of estimated expenses. Interest on the Securities is generally received by the Fund on a semi-annual or annual basis. Because interest on the Securities is not received at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received. To eliminate fluctuations in the Monthly Income Distribution, the Trustee will advance amounts necessary to provide approximately equal interest distributions; it will be reimbursed, without interest, from interest received on the Securities, but the Trustee is compensated, in part, by holding the Fund's cash balances in non-interest bearing accounts. Along with the Monthly Income Distributions, the Trustee will distribute the investor's pro rata share of principal received from any disposition of a Security to the extent available for distribution. In addition, interest income received on the short-term U.S. Treasury Securities in the Portfolio will be distributed at the end of each of the first three years of the Fund.

  The initial estimated annual income per Unit, after deducting estimated annual Fund expenses as stated in Part A of the Prospectus, will change as Securities mature, are called or sold or otherwise disposed of, as replacement securities are deposited and as Fund expenses change. Because the Portfolio is not actively managed, income distributions will generally not be affected by changes in interest rates. Depending on the financial conditions of the issuers of the Securities, the amount of income should be substantially maintained as long as the Portfolio remains unchanged; however, optional security redemptions or other Portfolio changes
                                       7
may occur more frequently when interest rates decline, which would result in early returns of principal and possibly earlier termination of the Fund.

REINVESTMENT

  Distributions will be paid in cash unless the investor elects to have distributions reinvested without sales charge in The Corporate Fund Accumulation Program, Inc. The Program is an open-end management investment company whose investment objective is to obtain a high level of current income by investing in a diversified portfolio consisting primarily of long-term corporate securities rated A or better or with comparable credit characteristics. It should be noted, however, that interest distributions to foreign Investors from this Program will be subject to U.S. Federal income taxes, including withholding taxes. Investors participating in the Program will be taxed on their reinvested distributions in the manner described in Taxes even though distributions are automatically reinvested. For more complete information about the Program, including charges and expenses, request the Program's prospectus from the Trustee. Read it carefully before you decide to participate. Written notice of election to participate must be received by the Trustee at least ten days before the Record Day for the first distribution to which the election is to apply.

FUND EXPENSES

  Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The Trustee's annual fee is payable in monthly installments. The Trustee's fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsors and is based on a sliding fee scale that reduces the Trustee's fee as the size of the Portfolio increases. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for maintaining the Fund's registration statement current with Federal and State authorities, extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.35 per $1,000 face amount to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Corporate Income Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per Unit. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

  All or some portion of the expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund, and amortized over five years. Any balance of the expenses incurred in establishing the Fund, as well as advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Sales charges on Defined Asset Funds range from under 1.0% to 5.5%. This may be less than you might pay to buy and hold a comparable managed fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  Neither the Sponsors nor Davis Polk & Wardwell have made or will make a review of the facts and circumstances relating to the issuing trusts or the issuance of any junior subordinated debentures or TPS. However, based on certain assumptions, in the opinion of counsel for the issuing trusts rendered on the date of issuance of the TPS, the issuing trusts will be classified as grantor trusts. Additionally, to the best knowledge
                                       8
of the Sponsors, the junior subordinated debentrues will be treated as debt for tax purposes by the respective bank holding companies.

  The bank holding companies have the right to defer payments. See Fund Description. Each bank holding company at the time of issuance expressed a belief that the likelihood of exercising the right to defer such payments was remote. Accordingly, based on Treasury regulations, each bank holding company believed that its TPS were not issued with original issue discount. If, however, a bank holding company exercises its right to defer interest payments, then its junior subordinated debentures will be considered to be retired and reissued giving rise to original issue discount. See Risk Factors and discussion of original issue discount below.

  The Internal Revenue Service may take the position that the junior subordinated debentures have more equity than debt features and, accordingly, should be treated as equity. Further, Congress from time to time considers proposals that would adversely affect the characterization of obligations like the junior subordinated debentures. For example, on February 6, 1997 the Clinton administration proposed legislation that would treat obligations with the characteristics of the TPS as equity and, accordingly, would no longer permit bank holding companies to deduct the interest payments on the junior subordinated debentures. Even though the proposal provides that it will be effective generally for obligations issued on or after the date of first committee action, there can be no assuance that current or future legislative proposals or final legislation will not adversely affect the characterization of the junior subordinated debentures for tax purposes. If the current tax treatment were to change, the TPS may be redeembed for cash. However, if the current tax treatment were to change and the TPS were not redeemed for cash, a withholding tax at the statutory rate of 30% (or lesser treaty rate) would be imposed in respect of a foreign investor's share of income from the junior subordinated debentures.

  After the end of each calendar year, the Trustee will furnish to each investor an annual statement containing information relating to the interest received or original issue discount accrued, if any, by the Fund on the TPS and U.S. Treasury Securities, the gross proceeds received by the Fund from the disposition of any TPS or U.S. Treasury Security (resulting from redemption or payment at maturity of any Security or U.S. Treasury Security or the sale by the fund of any TPS or U.S. Treasury Security), and the fees and expenses paid by the Fund. The Trustee will also furnish annual information returns to each investor and the Internal Revenue Service.

  The Sponsors believe that investors will not be subject to any state or local personal income taxes on the interest from U.S. Treasury Securities. Investors should consult their own tax advisers with respect to state and local taxation.

  In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

  The Fund is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each TPS and U.S. Treasury Security in the Fund under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). Each investor will be considered to have received the interest and accrued the original issue discount, if any, on his pro rata portion of each TPS and U.S. Treasury Security when that interest is received or original issue discount is accrued by the Fund, regardless of whether any such interest is automatically reinvested or used to pay Fund expenses.

  When an investor pays for accrued interest, the investor's confirmation of purchase will report to him the amount of accrued interest for which he paid. These investors will receive the accrued interst amount as part of their first monthly distribution. Accordingly, these investors should reduce their tax basis by the accrued interest amount after the first monthly distribution.

  An individual investor who itemizes deductions may deduct his pro rata share of expenses of the Fund only to the extent that such amount together with the investor's other miscellaneous deductions exceeds 2% of his adjusted gross income.

  As stated above, each bank holding company at the time of issuance expressed a belief that the TPS it has issued will not be considered to have been issued with original issue discount for federal income tax purposes. If, however, a bank holding company exercises its right to defer the payment of interest, the junior subordinated debentures subject to this deferral will be considered to have been retired and reissued at an original issue discount. As a result, investors would generally be required to include original issue discount in respect of those junior subordinated debentures in income during the deferral period and, after the deferral period, would include original issue discount in income, rather than the amount of interest paid on the junior subordinated debentures.

  A U.S. Treasury Security that matures more than one year from its issue date and that is issued for an amount less than its stated redemption price at maturity will generally be considered to have been issued at an original issue discount. As a result, investors will be required to include original issue discount in respect of such U.S. Treasury Securities in income as it accrues, before the receipt of cash payments attributable to such income. Original issue discount accrues in accordance with a constant yield method based on a compounding of interest.

  If an investor's tax basis for his pro rata portion of a TPS or U.S. Treasury Security exceeds the redemption price at maturity thereof (subject to certain adjustments), the investor will be considered to have purchased his pro rata portion of the TPS or U.S. Treasury Security at a "bond premium". The investor may elect to amortize the bond premium prior to the maturity of the TPS or U.S. Treasury Security, as the case may be. An election to amortize bond premium applies to all taxable debt obligations then owned and therefore acquired by the investor and may be revoked only with the consent of the Internal Revenue Service. The amount amortized in any year should be applied to offset the investor's interest from the TPS or U.S. Treasury Security, as the case may be, and will result in a reduction of basis for his pro rata portion of the TPS or Treasury Security, as the case may be.

  If the amount paid by an investor for his pro rata portion of any TPS that is treated as an original issue discount obligation or any U.S. Treasury Security exceeds the adjusted issue price, but is less than the stated redemption price at maturity, of such TPS or U.S. Treasury Security, the investor will be treated as having purchased his pro rata portion of the TPS or U.S. Treasury Security at an "acquisition premium." Acquisition premium reduces the amount of original issue discount an investor is considered to have accrued.

  Corporate investors will not be entitled to a dividends-received deduction.

  Upon a disposition of all or part of an investor's pro rata portion of a TPS or U.S. Treasury Security (by sales, exchange or redemption of the TPS, U.S. Treasury Security or Units), an investor will generally recognize capital gain or loss. However, gain from the disposition will generally be ordinary income to the extent the "market discount" has accrued (but not been included in income pursuant to an election). Subject to a de minimis exception, an investor's pro rata portion of a TPS or U.S. Treasury Security will have "market discount" in the amount of an excess of (i) the redemption price at maturity (or, if the TPS or U.S. Treasury Security has original issue discount, the issue price plus all original issue discount that accrued to previous holders) over (ii) the investor's original tax cost.

  The investor's basis in his Units will be equal to the cost of his Units, including sales charges and organizational expenses borne by the investor, increased by any accrued original issue discount and reduced by any amortized equitation premium or bond premium, and by the amount of interest payments received in respect of the investor's pro rata portion of any TPS that is treated as an original issue discount obligation.

  Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at a lower rate than ordinary income for certain individual and non-corporate taxpayers. A capital gain or loss is long-term if the asset is hold for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rate will be unavailable to those non-corporate investors who, as of the Mandatory Termination Date (or earlier termination of the Fund), have held their units for less than a year and a day.

  Under the income tax laws of the State and City of New York, the Fund is not an association taxable as a corporation and income received by the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes.

  An investor that is a non-resident alien individual or a foreign corporation (a "Foreign Investor") will generally not be subject to U.S. federal income taxes, including withholding taxes, on the interest income (or original issue discount) on, or any gain from the sale or other disposition of, the pro rata portion of any TPS or U.S. Treasury Security provided that (i) the interest income (or original issue discount) or gain is not effectively connected with the conduct by the Foreign Investor of a trade or business within the United States, (ii) if the interest (or original issue discount) is United States source income (which is the case on most Securities issued by United State issuers), the Foreign Investor does not own, actually or constructively, 10% or more of the total combined voting power of all classes of voting stock of the bank holding company that issued the junior subordinated debentures and is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the bank holding company that issued the junior subordinatd debentures, (iii) with respect to any gain, the Foreign Investor (if any individual) is not present in the United States for 183 days or more during the taxable year and (iv) the Foreign Investor provides the required certification of his status and of certain other matters. Withholding agents will file with the Internal Revenue Service foreign person information returns with respect to such interest payments (or accrued original issue discount) accompanied by such certifications. Foreign Investors should consult their own tax advisers with respect to United States federal income tax consequences of ownership of Units.

  The foregoing discussion relates only to U.S. federal and certain aspects of New York State and City income taxes. Investors may be subject to taxation in New York and other jurisdictions (including a Foreign Investor's country of residence) and should consult their own tax advisers in this regard.

RECORDS AND REPORTS

  The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, and supplemental information on the operations of the Fund and the risks associated with the Securities held by the Fund, which may be inspected by investors at reasonable times during business hours.

  With each distribution, the Trustee includes a statement of the interest and any other receipts being distributed. Within five days after deposit of Securities in exchange or substitution for Securities (or contracts) previously deposited, the Trustee will send a notice to each investor, identifying both the Securities removed and the replacement securities deposited. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts and amounts distributed during the year and Securities held, the number of Units outstanding and the Redemption Price at year end, the interest received by the Fund on the Securities, the gross proceeds received by the Fund from the disposition of any Security (resulting from redemption or payment at maturity or sale of any Security), and the fees and expenses paid by the Fund, among other matters. The Trustee will also furnish annual information returns to each investor. Investors may obtain copies of Security evaluations from the Trustee to enable them to comply with federal and state tax reporting requirements. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.

TRUST INDENTURE

  The Fund is a "unit investment trust" created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

  The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

  The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and the Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.

  Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains and is agreeable to the resignation. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

  The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

  The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

  The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

  The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

SPONSORS

  The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America; Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS

  The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.

PUBLIC DISTRIBUTION

  During the initial offering period and thereafter to the extent that additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed to the public at the Public Offering Price determined in the manner described above. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. Sales to dealers and to introducing dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price, but the Agent for the Sponsors reserves the right to change the rate of any concession from time to time. Any dealer or introducing dealer may reallow a concession up to the concession to dealers.

UNDERWRITERS' AND SPONSORS' PROFITS

  Upon sale of the Units, the Underwriters will be entitled to receive sales charges. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the offer side evaluation on the initial date of deposit) and the Sponsors' cost of the Securities. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

FUND PERFORMANCE

  Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of income and principal distributions reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

  Past performance may not be indicative of future results. The Fund is not actively managed. Unit price and return fluctuate with the value of the Securities in the Portfolio, so there may be a gain or loss when Units are sold.

  Fund performance may be compared to performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. As with other performance data, performance comparisons should not be considered representative of the Fund's relative performance for any future period.

DEFINED ASSET FUNDS

  For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to "buy with knowledge" (because, unlike managed funds, the portfolio of securities and the return are relatively fixed) and "hold with
                                       13
confidence" (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term income by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. One's investment objectives may call for a combination of Defined Asset Funds.

  One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate securities offer relatively high rates of interest income. By purchasing both defined equity and defined security funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

EXCHANGE OPTION

  You may exchange Fund Units for units of certain other Defined Asset Funds subject only to a reduced sales charge. You may exchange your units of any Select Ten Portfolio, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge.

  To make an exchange, you should contact your financial professional to find out what suitable Exchange Funds are available and to obtain a prospectus. You may acquire units of only those Exchange Funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of Exchange Fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

  As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

  Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive at no cost to the investor supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of Securities that may be part of the Fund's Portfolio, general risk disclosure concerning any insurance securing certain Securities, and general information about the structure and operation of the Fund.

                                   APPENDIX A


DESCRIPTION OF RATINGS (AS DESCRIBED BY THE RATING COMPANIES THEMSELVES)

STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW HILL, INC.

  AAA--Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

  AA--Debt rated AA has a very strong capacity to pay interest and repay principal, and differs from the highest rated issues only in small degree.

  A--Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

  BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

  BB, B, CCC, CC--Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

  The ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  A provisional rating, indicated by "p" following a rating, assumes the successful completion of the project being financed by the issuance of the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

MOODY'S INVESTORS SERVICE INC.

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

  B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

  Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers of rating symbols are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

  Conditional ratings, indicated by "Con.", are sometimes given when the security for the bond depends upon the completion of some act or the fulfillment of some condition. Such bonds are given a conditional rating that denotes their probable credit stature upon completion of that act or fulfillment of that condition.

                                   APPENDIX B
                     SECONDARY MARKET SALES CHARGE SCHEDULE

         Units purchased after the deduction of the final deferred sales charge installment will be subject only to an up-front sales charge, as set forth below.

                                        SALES CHARGE
                                 (GROSS UNDERWRITING PROFIT)
                            --------------------------------------
                                 AS PERCENT OF      AS PERCENT OF     DEALER CONCESSION AS
                                BID SIDE PUBLIC      NET AMOUNT         PERCENT OF PUBLIC
      NUMBER OF UNITS           OFFERING PRICE        INVESTED           OFFERING PRICE
----------------------------    ----------------    --------------    ----------------------



Less than 250. . . . . . .            5.50%             5.820%           3.575%
250 - 499. . . . . . . . .            4.50               4.712           2.925
500 - 749. . . . . . . . .            3.50               3.627           2.275
750 - 999. . . . . . . . .            2.50               2.564           1.625
1,000 or more. . . . . . .            2.00               2.041           1.300



                           Defined
                           Asset FundsSM



























































SPONSORS:                            Corporate Income Fund
Merrill Lynch,                       Trust Preferred Securities
Pierce, Fenner & Smith Incorporated  (A Unit Investment Trust)
Defined Asset Funds
P.O. Box 9051                        This Prospectus does not contain all of the information with
Princeton, NJ 08543-9051             respect to the investment company set forth in its registration
(609) 282-8500                       statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the
Smith Barney Inc.                    Securities Act of 1933 and the Investment Company Act of 1940, and
Unit Trust Department                to which reference is hereby made. Copies of filed material can be
388 Greenwich Street--23rd Floor     obtained from the Public Reference Section of the Commission, 450
New York, NY 10013                   Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
(212) 816-4000                       The Commission also maintains a Web site that contains information statements and other information regarding registrants such as
PaineWebber Incorporated             Defined Asset Funds that file electronically with the Commission
1200 Harbor Blvd.                    at http://www.sec.gov.
Weehawken, NJ 07087                            ---------------------
(201) 902-3000
                                     No person is authorized to give any information or to make any
Prudential Securities Incorporated   representations with respect to this investment company not
One New York Plaza                   contained in its registration statement and related exhibits; and
New York, NY 10292                   any information or representation not contained therein must not
(212) 778-6164                       be relied upon as having been authorized.
                                               ---------------------
Dean Witter Reynolds Inc.
Two World Trade Center               When Units of this Series are no longer available, this Prospectus
59th Floor                           may be used as a preliminary prospectus for a future series, and
New York, NY 10048                   investors should note the following:
(212) 392-2222
                                     Information contained herein is subject to amendment. A
                                     registration statement relating to those securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the
                                     securities laws of any such state.


EVALUATOR:
Interactive Data Corporation
14 Wall Street
New York, NY 10005


TRUSTEE:
The Bank of New York
Unit Investment Trust Department
P.O. Box 974
Wall Street Division
New York, NY 10268-0974
1-800-221-7771








                                                                             /97

                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

     A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.






 I.  Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration
     Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573
     Defined Asset Funds (Reg. No. 333-08241).


II.  The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on
     Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset
     Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.


III  The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to
  .  the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly
     Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).



IV.  Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under
     Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement.


     Merrill Lynch, Pierce, Fenner & Smith Incorporated. . . . . . . . . . . . . .                 8-7221

     Prudential Securities Incorporated. . . . . . . . . . . . . . . . . . . . . .                 8-27154

     Smith Barney Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  8-8177

     Dean Witter Reynolds Inc.. . . . . . . . . . . . . . . . . . . . . . . . . .                  8-14172

     PaineWebber Incorporated. . . . . . . . . . . . . . . . . . . . . . . . . . .                 8-16267

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:



     Merrill Lynch, Pierce, Fenner & Smith Incorporated. . . . . . . . . . . . . .               13-5674085

     Prudential Securities Incorporated. . . . . . . . . . . . . . . . . . . . . .               22-2347336

     Smith Barney Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                13-1912900

     Dean Witter Reynolds Inc.. . . . . . . . . . . . . . . . . . . . . . . . . .                94-0899825

     PaineWebber Incorporated. . . . . . . . . . . . . . . . . . . . . . . . . . .               13-2638166

     The Bank of New York, Trustee. . . . . . . . . . . . . . . . . . . . . . . .                13-4941102


                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:


  The facing sheet of Form S-6.


  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds, Municipal Insured Series, 1933 Act File No. 33-54565).


  The Prospectus.


  Additional Information not included in the Prospectus (Part II).


  The following exhibits:


     1.1  -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of
             Corporate Income Fund, Insured Series-26, 1933 Act File No. 33-54457).
     1.1.1-- Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate
             Series-48, 1933 Act File No. 33-50247).
     1.2  -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the
             Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment
             Series, 1933 Act File No. 2-90925).
     2.1  -- Form of Certificate of Beneficial Interest (included in Exhibit 1.1.1).
     3.1  -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings "Taxes" and "Miscellaneous--Legal Opinion" in the Prospectus.

     4.1  -- Consent of the Evaluator.
     5.1  -- Consent of Independent Accountants.
     9.1  -- Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of
             Corporate Income Fund, Intermediate Term Series 54, 1933 Act File No. 33-57973).



                                   SIGNATURES


   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 5TH DAY OF MAY, 1997.


             SIGNATURES APPEAR ON PAGES R-3, R-4, R-5, R-6 AND R-7.

   A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


   A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


   A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


   A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


   A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR




By the following persons, who constitute a majority of       Powers of Attorney have been filed under
 the Board of Directors of Merrill Lynch, Pierce,             Form SE and the following 1933 Act File
 Fenner & Smith Incorporated:                                 Numbers: 33-43466 and 33-51607






      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL




         DANIEL C. TYLER

      By: DANIEL C. TYLER
         (As authorized signatory for Merrill Lynch, Pierce,
         Fenner & Smith Incorporated and
         Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR




By the following persons, who constitute a majority of      Powers of Attorney have been filed under the
the Board of Directors of Smith Barney Inc.:                 following 1933 Act File Numbers:
                                                             33-56722 and 33-51999





      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT H. LESSIN
      WILLIAM J. MILLS, II
      MICHAEL B. PANITCH
      PAUL UNDERWOOD


         GINA LEMON

      By: GINA LEMON
         (As authorized signatory for
         Smith Barney Inc. and
         Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR




By the following persons, who constitute a majority of      Powers of Attorney have been filed under
the Executive Committee of the Board of                     Form SE and the following 1933 Act File
Directors of PaineWebber Incorporated:                       Number: 33-55073





      JOSEPH J. GRANO, JR.
      DONALD B. MARRON




         ROBERT E. HOLLEY

      By: ROBERT E. HOLLEY
         (As authorized signatory for
         PaineWebber Incorporated and
         Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR




By the following persons, who constitute a majority of       Powers of Attorney have been filed under
the Board of Directors of Prudential Securities              Form SE and the following 1933 Act File
 Incorporated:                                                Number: 33-41631 and 333-15919






      ROBERT C. GOLDEN
      ALAN D. HOGAN
      A. LAURENCE NORTON, JR.
      LELAND B. PATON
      VINCENT T. PICA II
      MARTIN PFINSGRAFF
      HARDWICK SIMMONS
      LEE B. SPENCER, JR
      BRIAN M. STORMS




         RICHARD R. HOFFMANN

      By: RICHARD R. HOFFMANN
         (As authorized signatory for Prudential Securities
         Incorporated and Attorney-in-fact for the persons
         listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR




By the following persons, who constitute a majority of      Powers of Attorney have been filed under
the Board of Directors of Dean Witter Reynolds Inc.:        Form SE and the following 1933 Act File
                                                             Numbers: 33-17085 and 333-13039





      RICHARD M. DE MARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH




         MICHAEL D. BROWNE

      By: MICHAEL D. BROWNE
         (As authorized signatory for
         Dean Witter Reynolds Inc. and
         Attorney-in-fact for the persons listed above)